FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

Announcement relating to items 1 and 2 of the agenda of

the General Meeting of the Shareholders at 14.01.2010

In relation to items 1 and 2 of the agenda of the General Meeting of the shareholders to be held on 14.01.2010, the National Bank of Greece provides investors with the terms of contribution of properties:

TERMS OF THE CONTRIBUTION OF THE INVESTMENT REAL ESTATE PROPERTIES

OF THE BANKING SOCIETE ANONYME NAMED

«NATIONAL BANK OF GREECE S.A.»

TO THE REAL ESTATE INVESTMENT COMPANY TO BE FORMED,

WHICH SHALL BE NAMED

«NBG PANGAEA REAL ESTATE INVESTMENT COMPANY»

1.              The banking société anonyme named «NATIONAL BANK OF GREECE S.A.» with S.A. registry number 6062/06/B/86/01, having its registered seat in the Municipality of Athens, 86 Aiolou street (the Bank) intends to form a real estate investment company named «NBG PANGAEA Real Estate Investment Company» (the Company) by contributing real estate property, as depicted in the Accounting Statement of 30/09/2009 (the Real Estate Property), in accordance with the provisions of paragraph 4 of article 31 of law 2778/1999, articles 1 – 5 of law 2166/1993 and codified law 2190/1920, as in force.

2.              The book (accounting) value of the Real Estate Property has been verified by the Audit Report of the Chartered Auditor Accountant Mr. Vasilios Papageorgakopoulos dated 7/12/2009. This is Real Estate Property that belongs to the Bank and can be developed as an investment, its majority is used by the Bank, is located at locations of high profile and marketability in Greece and meets the requirements of article 22 of law 2778/1999, as in force, and the necessary terms and conditions relating to its technical and legal suitability to be contributed to the Company to be established.

3.              For the purposes of paragraph 4 of article 31 of law 2778/1999, according to no. 1023508/10305/B0012 interpretive solution of the Ministry of Economy and Finance dated 6.5.2008 the above contribution of the Real Estate Property is seen / treated as sector’s spin off/contribution, for the exceptional implementation of the provisions of articles 1 to 5 of law 2166/1993.

4.              The formation of the Company ends with the registration in the Sociétés Anonymes Registry of the relevant approval decision of the Competent Supervisory Authority.

5.              As of the completion of the contribution of the Real Estate Property and the formation of the Company, the latter substitutes the contributing Bank ipso jure (automatically) and without any other formality required in accordance with the law, in all its rights, obligations and legal relationships which are relevant to the contributed Real Estate Property (as in force).

6.              The contributing Bank shall transfer to the Company the Real Estate Property, which is depicted in the Accounting Statement of 30/09/2009, as such (Real Estate Property) shall be formed until the formation of the Company. The Company to be formed shall become exclusive owner, possessor and beneficiary of the Real Estate Property of the contributing Bank.

7.              The initial share capital of the Company to be formed shall amount to € 590,000,000.00, which consists of the book (accounting) value of the contributed Real Estate Property (including its components and appurtenances), which existed on 30/09/2009 and amounts to € 589,868,009.99, plus € 131,990.01, which shall be paid by the Bank in cash for the rounding-up of the share capital and in order to cover the current needs of the Company, through the issuance of 147,500,000 common registered shares, of a nominal value of € 4.0 each. Following the completion of the formation of the Company, the latter shall issue 147,500,000 shares, which shall be delivered to the contributing Bank, which shall in this manner participate 100% in the share capital of the Company to be formed.

8.              In accordance with paragraph 3 herein, the provisions of law 2166/1993 (as in force) exceptionally apply as of 01/10/2009, which is the day following the date of the Accounting Statement (of the Real Estate Property).

9.              The contributing Bank transfers to the Company to be formed the Real Estate Property and, as a consequence, the Company becomes its owner, possessor and beneficiary.

10.       Each other right, intangible asset, claim or other asset, which relates to the Real Estate Property contributed by the Bank, even if not specifically named or described accurately in the relevant notarial deed, either by omission or inadvertence, and the licences of any kind granted by the Authorities are transferred to the Company, as well as the rights or the legal relationships which derive from any other relevant agreement or transaction and which, as of the lawful completion of the formation of the Company, are fully transferred to the latter.

11.       The Bank contributing the Real Estate Property explicitly and unreservedly declares, represents and warrants for the benefit of and from the formation of the Company and undertakes the full indemnification of the Company — from its formation — to the extent the representations below prove inaccurate, that:

a)              the Real Estate Property, which is contributed, transferred and delivered to the Company to be formed, is in the absolute, exclusive and uncontested ownership and possession of the Bank and free of any real or legal defect, breach of urban planning and environmental legislation, lien, debt, mortgage, pre-notation, confiscation, announced third party claim, escrow, hereditary or marriage portion rights of third parties, claim, challenge, real and personal easements in favour of third parties, debt of any taxes, levies and contributions, public and municipal or in favour of social security organizations, of main or auxiliary security, third party rights and in general free from any judicial or extrajudicial contest, claim or dispute, as well as free from zoning, expropriation, road and road neighbouring compensation, claim of adjacent property (in Greek proskyrosi), dividing walls and dividing walls compensation, lease and concession for use in any manner, with the exception of zoning, expropriations, road and road neighbouring compensation, claim of adjacent property (in Greek proskyrosi), dividing walls and dividing walls compensation, leases and concessions for use, which shall exist on the date of the signing of the relevant notarial deed and shall be stated therein; and

b)             the buildings on the contributed Real Estate Property have not shown any structural or static faults and are in good operating condition.

Athens, 13 January, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 13th January, 2010

Chief Executive Officer